Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares, each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

Alibaba Group Holding Limited

阿里巴巴集團控股有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

RECORD DATE

We hereby announce that the record date for the purpose of determining the eligibility of the holders of our ordinary shares, par value US$0.000003125 per share (the “Ordinary Shares”) to attend and vote at our forthcoming annual general meeting (the “General Meeting”) will be on Wednesday, August 5, 2026, Hong Kong time (the “Ordinary Shares Record Date”). In order to be eligible to attend and vote at the General Meeting, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s Hong Kong branch share registrar and transfer office, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Wednesday, August 5, 2026, Hong Kong time.

The General Meeting will be held virtually by electronic means. Holders of Ordinary Shares on the Ordinary Shares Record Date will be able to attend and vote at the General Meeting (or send their proxy forms or voting instructions in advance).

We will also provide access to the General Meeting to holders of American Depositary Shares (the “ADSs”) issued by Citibank, N.A., as depositary of the ADSs, and representing our Ordinary Shares, as of close of business on Wednesday, August 5, 2026, New York time (the “ADSs Record Date”, together with the Ordinary Shares Record Date, the “Record Date”).

Holders of ADSs are not entitled to vote at the General Meeting under our Articles of Association. Instead, holders of ADSs should give voting instructions in advance to Citibank, N.A., the holder of record of Ordinary Shares (through a nominee) represented by ADSs, as to how to vote the Ordinary Shares represented by such ADSs. Citibank, N.A., as depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the General Meeting the Ordinary Shares it holds in respect of the ADSs in accordance with the instructions that it has properly received from ADS holders.

Please be aware that, because of the time difference between Hong Kong and New York, if a holder of ADSs cancels his or her ADSs in exchange for Ordinary Shares on August 5, 2026, New York time, such holder of ADSs will not be able to instruct Citibank, N.A., as depositary of the ADSs, as to how to vote the Ordinary Shares represented by the canceled ADSs as described above, and will also not be a holder of those Ordinary Shares as of the Ordinary Shares Record Date for the purpose of determining the eligibility to attend and vote at the General Meeting.

Details about our General Meeting, including the date, how to vote, and how to access the virtual meeting, will be set out in our notice of General Meeting to be issued and provided to holders of our Ordinary Shares and ADSs as of the respective Record Date together with the proxy materials in due course.

By order of the Board Alibaba Group Holding Limited Kevin Jinwei ZHANG Secretary

Hong Kong, July 22, 2026

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.

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